Mail Stop 4561

October 30, 2007

Geraldo Travaglio Filho, Principal Financial Officer
Unibanco Holdings S.A.
Avenida Eusébio Matoso 891
22nd Floor
05423-901 San Paulo, SP
Brazil

   Re: **Unibanco-Union of Brazilian Banks S.A. & Unibanco Holdings S.A.**
             Form 20-F for Fiscal Year Ended
             December 31, 2006
             Response filed October 19, 2007
             Files No. 001-14640 and 001-14640-01

Dear Mr. Filho:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2006

Note 28 – Derivatives and Risk Management, page F-59

1.   We note your responses to our comment letter dated September 10, 2007 contained in your letter dated October 19, 2007. Please clarify or further explain the following in order for us to fully understand how you employ and account for derivatives:

- You state that the maturity dates of the hedged instruments are equal or less than the maturity dates of the hedged items when you evaluate hedge effectiveness on a prospective basis at the inception of each hedge relationship. We are unclear why the maturity dates are not the same because it would appear that the initial contractual terms you referred to are the same at the inception of the hedge (page 2 of your response letter, last paragraph). Please further explain why you believe this treatment is consistent with paragraph 28b of SFAS No. 133.

- We are unclear from your response on page 4 of your letter whether the referred hedging relationships are on a one-for-one basis or whether they are portfolio hedges. In your response you state that the hedged assets are part of the loan portfolio, but also that they are designated on a transaction-by-transaction basis. Please clarify and further explain the nature of these relationships and how you classified them at the inception of the hedge and beyond, if applicable and why you believe this is consistent with SFAS No. 133.

- In your tabular summary tables on pages 3 and 4 of your response letter, please explain what kinds of hedges are included in this table. Please tell us whether this represents an aggregation of all hedges or of only one type. If they are aggregated, please provide appropriate individual tables by nature of the hedge employed which supports your conclusions that these were highly effective. Tell us how you apparently concluded that the "minor discrepancies" in effectiveness were not significant, including your reference to R$ 1 million. Please confirm that there were no individual cash flow hedge transactions whose ineffectiveness exceeded R$1 million.

2. Regarding cash flow hedges of forecasted purchases/issuances of assets and liabilities, please tell us the following for each type of forecasted transaction:

- How you aggregate similar cash flows under paragraph 29(a) of SFAS 133;
- The defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;
- How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;
- Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency; and

- Whether you have ever changed the forecasted transaction of an established hedge.

3. Given the nature and complexity of the derivatives instruments you employ and with a view towards enhanced disclosure, please revise your next Form 20-F filing and any other relevant periodic future filings to include a discussion of the following:

  - A full description of the type of derivative instrument(s) you use and why you use them;
  - Other business purposes or reasons why you enter into these contracts not otherwise apparent from your current disclosure(s); and
  - The reasons for increasing or decreasing positions in these instruments from year to year and the reasons for employing all new derivative instruments as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief